FILED BY IEG HOLDINGS CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: ONEMAIN HOLDINGS, INC.

SEC REGISTRATION STATEMENT FILE NO. 333-215442

IEG Holdings Corporation Responds to OneMain Holdings, Inc.
Combative Position on Tender Offer, Confirming Importance of Giving
OneMain Minority Shareholders a Say

IEG Holdings Addresses OneMain’s Arrogant, Outdated and Narrow-Minded Assertions

IEG Holding’s Proposal Provides Compelling Value to both OneMain and IEG Holdings Shareholders and an Accelerated Route to Transition the Archaic OneMain “Brick and Mortar” Business Model to the Modern IEG Holdings Online-Only Business Model

Las Vegas, Nevada – (January 9, 2017) – IEG Holdings Corporation (OTCQB: IEGH) (“IEG Holdings”) today said that OneMain Holding Inc.’s (“OneMain”) (NYSE: OMF) combative response to the commencement of a tender offer by IEG Holdings confirms the importance of providing OneMain minority shareholders with a say on the future of OneMain and to also hold the OneMain board accountable for continuing to pursue its outdated “Brick and Mortar” business model. IEG Holdings urges OneMain to enter into negotiations with IEG Holdings rather than simply dismiss the synergies of transitioning its customers online and $1 billion per annum of cost savings that could be obtained from a merger of the two companies.

On January 5, 2017, IEG Holdings commenced a tender offer to purchase up to all outstanding shares of OneMain’s common stock; provided, however, that IEG Holdings is willing to accept any number of shares of OneMain common stock, even if such shares, in the aggregate, constitute less than a majority of OneMain’s outstanding common stock. IEG Holdings is offering to exchange for each outstanding share of common stock of OneMain two shares of IEG Holdings’ common stock.

Paul Mathieson, IEG Holding’s Chairman and Chief Executive Officer, said, “We ask OneMain shareholders to consider whether they wish to move forward with an online business model aimed at the future or continue to support an outdated “brick and mortar” model. We are surprised by OneMain’s dismissive response to IEG Holdings’ offer. The response highlights the importance of our offer as history is littered with the relics of archaic “brick and mortar” business models being overrun with an improved online variant, for example “Netflix” versus “Blockbuster””.

IEG Holdings’ Reasons for the Offer

The IEG Holdings Board strongly refutes certain OneMain assertions and confirms that there is significant strategic rationale for combining IEG Holdings and OneMain. The two businesses are complementary with a similar core personal loan product (albeit delivered online by IEG Holdings), competing for similar customers in 19 of the same 43 states. IEG Holdings believes that significant shareholder value would be created by eliminating the majority of the redundant staff and office cost structure of the outdated OneMain business model while transitioning the existing customer base to the IEG Holdings online distribution business model.

Key benefits of combining IEG Holdings and OneMain include:

●	Significant business synergies from combining the two businesses, including estimated cost savings of at least $1 billion per year from transforming the OneMain “brick and mortar” business model to IEG Holdings’ 100% online only distribution business model, resulting in the closure of over 1,700 OneMain offices, termination of over 11,000 employees, substantial cuts in advertising/marketing costs and other significant cost cutting measures, including cut in the Chief Executive Officer’s annual base salary to $1 per year and reduction in aggregate annual executive compensation by at least $40 million;

●	Improvement in combined business from rebranding of “OneMain” to “Mr. Amazing Loans” brand, termination of low margin OneMain business segments with new focus on high margin unsecured loans to near prime clients, focus on refinancing of existing high quality OneMain customers and termination of lending to sub-prime OneMain customers with FICO score of less than 600 to reduce OneMain loss levels.

“We are committed to providing OneMain shareholders with the ability to realize the value our proposal represents. We believe that a combination of IEG Holdings and OneMain makes both financial and strategic sense. OneMain shareholders deserve a Board and management team that does not willfully ignore the compelling benefits of our proposal and this value-enhancing combination,” Mr. Mathieson concluded.

The offer is scheduled to expire at 12:00 Midnight Eastern time on Monday, February 6, 2017 unless the offer is extended or earlier terminated.

Consummation of the offer is conditioned upon satisfaction of certain customary conditions. Shares that are tendered pursuant to a notice of guaranteed delivery but not actually delivered to the depository and exchange agent for the tender offer, Computershare Trust Company, N.A., prior to the expiration time of the offer will not be deemed to be validly tendered into the offer unless and until such shares underlying such notices of guaranteed delivery are delivered.

Complete terms and conditions of the offer are set forth in the Letter of Transmittal and other related materials and in the registration statement on Form S-4, which were filed by IEG Holdings with the Securities and Exchange Commission (the “SEC”) on January 5, 2017.

Copies of the Letter of Transmittal and other related materials are available free of charge from Georgeson LLC, the information agent for the offer. OneMain stockholders who have questions regarding the tender offer should contact the information agent at IEGH@georgeson.com or (800) 279-6913 (toll-free). Computershare Trust Company, N.A. is acting as depository for the tender offer.

Additional Information

This press release is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. IEG Holdings has filed with the SEC a Registration Statement on Form S-4 and a Tender Offer Statement on Schedule TO containing a letter of transmittal and other documents relating to the tender offer. IEG Holdings or OneMain will mail these documents without charge to OneMain common stockholders. Investors and stockholders should read those filings carefully as they contain important information about the tender offer. These documents, as well as IEG Holdings’ other public filings with the SEC may be obtained without charge at the SEC’s website at www.sec.gov and at IEG Holdings’ website at www.investmentevolution.com. The information contained on the SEC’s and IEG Holdings’ websites is not incorporated by reference in this press release and should be considered to be a part of this press release. The letter of transmittal and related materials may also be obtained without charge by contacting Georgeson LLC, the information agent for the offer, at IEGH@georgeson.com or (800) 279-6913 (toll-free).

About IEG Holdings Corporation

IEG Holdings Corporation provides online unsecured consumer loans under the brand name, “Mr. Amazing Loans,” via its website, www.mramazingloans.com, in 19 US states. IEG Holdings offers $5,000 and $10,000 loans over a term of five years at a 19.9% to 29.9% APR. IEG Holdings plans future expansion to 25 US states by mid-2017. For more information about IEG Holdings, visit www.investmentevolution.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this press release are forward-looking statements. In some cases, forward-looking statements can be identified by words such as “believe,” “expect,” “anticipate,” “plan,” “potential,” “continue” or similar expressions. Such forward-looking statements include risks and uncertainties, and there are important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These factors, risks and uncertainties are discussed in IEG Holdings’ filings with the SEC. Investors should not place any undue reliance on forward-looking statements since they involve known and unknown, uncertainties and other factors which are, in some cases, beyond IEG Holdings’ control which could, and likely will, materially affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects IEG Holdings’ current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to operations, results of operations, growth strategy and liquidity. IEG Holdings assumes no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Additional Information about the Offer and Where to Find It

This press release relates to the offer commenced by IEG Holdings to exchange for each outstanding share of common stock, $0.01 par value per share, of OneMain, two shares of IEG Holdings common stock. This press release is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, OneMain common shares, nor is it a substitute for the Tender Offer Statement on Schedule TO or the preliminary Prospectus/Offer to Exchange included in the Registration Statement on Form S-4, each as filed with the SEC, relating to the offer and sale of shares of IEG Holdings common stock to be issued to holders of OneMain shares in the Offer (collectively, the “Exchange Offer Documents”).

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS THAT IEG HOLDINGS HAS FILED OR MAY FILE WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER. All such documents, when filed, are available free of charge at the SEC’s website (www.sec.gov) or by directing a request to IEG Holdings at the contact below.

The contents of any website referenced in this press release are not incorporated by reference herein.

Contact:

Company

Paul Mathieson

IEG Holdings Corporation

Chairman/CEO and Founder

info@investmentevolution.com

+1-702-227-5626